

May 16, 2022

Suqin Li
Chief Executive Officer
Majestic Ideal Holdings Ltd
22/F, China United Plaza
1002-1008, Tai Nan West Street
Cheung Sha Wan, Kowloon, Hong Kong

> **Re: Majestic Ideal Holdings Ltd**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted April 28, 2022**
> **CIK No. 0001897532**

Dear Ms. Li:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted April 28, 2022

Other Pertinent Information, page iii

1. You state that references to "China" or "PRC" refer to the People's Republic of China, excluding the Taiwan region, Hong Kong, and Macau. Revise the definition of "China" or the "PRC" to include Hong Kong and Macau and revise the disclosure throughout your amendment accordingly. If you do not revise the definition of "China" or the "PRC," ensure that disclosure regarding Hong Kong throughout the amendment addresses the sample letter to China-based companies available on our website. Also, revise page 4 to explain how you determined that you and your Hong Kong subsidiary are not required to obtain any permission or approval from Hong Kong authorities to operate your business or

issue your shares to foreign investors. If you relied on the advice of counsel, name counsel and include a consent from counsel as an exhibit. If you did not consult counsel, revise page 4 to discuss why you did not consult counsel. In this regard, we note the statement that the "the PRC does not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan" on page 1 of the opinion filed as exhibit 99.5.

Permission Required from PRC Authorities, page 4

2.   We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusion you are not subject to cybersecurity review with the CAC to conduct business operations in China. If true, state as much and explain why such an opinion was not obtained. In this regard, we note your disclosure on page 4 that you "confirmed" with your PRC counsel that you are not subject to cybersecurity review with the CAC to conduct business operations in China. However, it is not clear if this constitutes counsel's opinion and it does not appear that the confirmation or opinion extends to other permissions and approvals.

3.   We note your response to prior comment 7. The disclosure on page 4 about operations and the issuance of shares should not be qualified by by the references to permissions "that will not have material adverse effects" and to "essential" provisions. Please make appropriate revisions to your disclosure on page 4 and such references on pages 9 and 20 as well as exhibit 99.5.

Enforceability of Civil Liabilities, page 115

4.   We note your response to prior comment 8. Please relocate the Enforceability of Civil Liabilities section to an earlier location in the prospectus.

You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3602 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Virginia Tam